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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                    FORM 11-K

                            -------------------------

================================================================================

[x]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM             TO

COMMISSION FILE NUMBER 1-15157

      A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                PACTIV HOURLY 401(k) SAVINGS AND INVESTMENT PLAN

      B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               PACTIV CORPORATION
                              1900 WEST FIELD COURT
                              LAKE FOREST, IL 60045

================================================================================

                Pactiv Hourly 401(k) Savings and Investment Plan

                            Financial Statements and
                             Supplemental Schedules

                          Year ended December 31, 2005

                                    CONTENTS

Report of Independent  Registered Public Accounting Firm....................   1

Financial Statements

Statements of Assets Available for Benefits.................................   2
statements of Changes in Assets Available for Benefits......................   3
Notes to Financial Statements...............................................   4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)..............   8

             Report of Independent Registered Public Accounting Firm

To the Pactiv Corporation Benefits Committee:

We have audited the accompanying statements of assets available for benefits of the Pactiv Hourly 401(k) Savings and Investment Plan as of December 31, 2005 and 2004, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                    /s/ Ernst & Young LLP

Chicago, Illinois
June 27, 2006

                Pactiv Hourly 401(k) Savings and Investment Plan

                   Statements of Assets Available for Benefits

                                                            DECEMBER 31,
                                                      2005               2004
                                                  -----------        -----------
ASSETS
Investments, at fair value:
  Common stock                                    $25,761,170        $31,598,548
  Registered investment companies                  44,057,172         42,991,410
  Money market funds                               11,120,671         13,335,665
  Participant loans                                 5,984,517          6,325,748
                                                  -----------        -----------
Total investments                                  86,923,530         94,251,371
Receivables:
  Employer contribution                                87,520            102,064
  Net receivable for pending trades                    50,345             15,892
                                                  -----------        -----------
Total receivables                                     137,865            117,956
                                                  -----------        -----------
Assets available for benefits                     $87,061,395        $94,369,327
                                                  ===========        ===========

See notes to financial statements.

                Pactiv Hourly 401(k) Savings and Investment Plan

             Statements of Changes in Assets Available for Benefits

                                                                       YEAR ENDED DECEMBER 31,
                                                                       2005               2004
                                                                   ------------       ------------
ADDITIONS
Dividends and interest income                                      $  1,602,787       $  1,009,682
Net (depreciation)/appreciation in fair value of investments:
    Common stock                                                     (4,293,297)         2,079,933
    Registered investment companies                                   3,403,605          3,794,031
                                                                   ------------       ------------
Total net (depreciation)/appreciation in fair value of                 (889,692)         5,873,964
  investments
Contributions:
  Participant                                                         5,819,834          6,271,602
  Employer                                                            3,203,103          3,496,515
  Rollover                                                              192,467            100,145
                                                                   ------------       ------------
Total contributions                                                   9,215,404          9,868,262
                                                                   ------------       ------------
Total additions                                                       9,928,499         16,751,908
DEDUCTIONS
Benefit payments                                                     17,150,323          6,000,487
Administrative expenses                                                  86,108             94,135
                                                                   ------------       ------------
Total deductions                                                     17,236,431          6,094,622
                                                                   ------------       ------------
Net (decrease)/ increase                                             (7,307,932)        10,657,286
Assets available for benefits, beginning of year                     94,369,327         83,712,041
                                                                   ------------       ------------
Assets available for benefits, end of year                         $ 87,061,395       $ 94,369,327
                                                                   ============       ============

See notes to financial statements.

                Pactiv Hourly 401(k) Savings and Investment Plan

                          Notes to Financial Statements

                           December 31, 2005 and 2004

1. DESCRIPTION OF PLAN

The following description of the Pactiv Hourly 401(k) Savings and Investment Plan (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Pactiv Corporation (Company) is the sponsor of the Plan.

ELIGIBILITY AND CONTRIBUTIONS

Depending on their location, employees are eligible to enter the Plan on either the first day of the month following the completion of one full calendar month of service or the first day of the month following the first anniversary of his/her hire date. Depending on their location, employees are eligible for the Company matching contribution after completing one year of service.

Participants may make regular before-tax contributions by payroll deduction of 1% up to 25% (16% prior to January 1, 2004) (or such percentage as may be specified in a covered group's special appendix to the Plan) of eligible compensation, as defined in the Plan, with such contributions limited to $14,000 in 2005 and $13,000 in 2004. Participants who are 50 or older may make catch-up contributions by payroll deduction of 1% to 50% (or such percentage as may be specified in a covered group's special appendix to the Plan) of eligible compensation, with such catch-up contributions limited to $4,000 in 2005 and $3,000 in 2004.

After completing one year of service, generally, the Company makes matching contributions equal to 100% of participants' regular contributions up to 3% of eligible compensation deferred (or such other percentage as may be specified in a covered group's special appendix to the Plan).

Company matching contributions can be made in the form of Pactiv Corporation common stock or cash. In 2005 and 2004, $3,114,145 and $3,394,451, respectively of Company matching contributions were made in shares of company stock.

Prior to January 29, 2002, Company matching contributions made in the form of Pactiv Corporation common stock could not be sold until participants reached age 55 or terminated employment and requested a total distribution. Effective January 29, 2002 for hourly nonunion employees and April 1, 2002 for union employees, participants are permitted to sell Pactiv Corporation common stock attributable to Company matching contributions and transfer related amounts into other investment options offered by the Plan.

Subject to the special appendix to the Plan, certain participants of a select covered group are entitled to receive profit-sharing contributions. Profit-sharing contributions were $52,367 and were $56,359 for 2005 and 2004, respectively.

Effective March 1, 2006, company contributions made in cash are invested in the same investment option(s) as the participants' own regular (and catch-up) contributions.

INVESTMENT OPTIONS

Participants have the right upon enrollment to select the funds offered by the Plan in which the balance in their accounts will be invested. In addition, participants have the right to change their investment elections with respect to future contributions and transfer existing account balances between the various investment options at any time.

VESTING

Participants are immediately vested in their own deferrals and actual earnings thereon.

Vesting of Company matching and profit sharing contributions is based on participants' years of service as follows:

        Years of Service               Vested Percentage
               1                               20%
               2                               40%
               3                               60%
               4                               80%
               5                               100%

Upon attainment of age 65 or termination of employment with the Company due to death or total disability, participants become 100% vested in their entire accounts. Forfeited non-vested account balances are used to reduce future Company matching contributions or pay Plan administrative expenses.

On October 12, 2005, Pactiv Corporation sold its Protective and Flexible business, which included Pactiv subsidiaries whose employees were Plan participants. Each employee who transferred to the buyer on account of the sale was immediately 100% vested in, and had a nonforfeitable right to, his/her company matching contributions account.

PAYMENT OF BENEFITS

Upon retirement or other termination of employment, a participant may receive his vested account balance as a lump-sum distribution. Participants with balances of $5,000 or less are paid an automatic lump sum distribution as soon as administratively feasible after termination of employment or retirement. Effective March 28, 2005, if the vested account balance is greater than $1,000 but $5,000 or less, the automatic lump sum distribution is rolled over to an IRA selected by the Company unless the participant elects otherwise.

Unless otherwise provided for in the covered group's special appendix to the Plan, a participant may make an in-service withdrawal as described in this paragraph. A participant who has attained age 55 may elect to make an in-service withdrawal, but if such a participant has not attained age 59 1/2, the amount of such withdrawal is limited to the vested portion of the participant's Company matching contributions account. A participant who has attained age 59 1/2 may elect to make an in-service withdrawal of all or a portion of his vested account balance. A participant may elect at any time to make an in-service withdrawal of the balance in his rollover contributions account.

Pursuant to the sale of the Protective and Flexible business on October 12, 2005, most of these participants received distribution of their vested account balance or rolled over their balance into the plan of their new employer. These distributions are shown as "benefit payments" in the 2005 Statement of changes in Assets Available for Benefits.

PARTICIPANT LOANS

Active participants who have not had a loan during the previous 90 days may obtain a loan with a term of 12 to 54 months. Participants may have only one loan outstanding at any time and may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding loan balance during the previous 12 months, or 50% of their vested account balances. The interest rate charged is the Federal Reserve's prime rate (posted in the Federal Reserve's release) as in effect as of the end of the month prior to the month in which the loan is requested. Principal and interest are paid through payroll deductions or manual loan payments if a participant is on an unpaid leave of absence.

PLAN TERMINATION

Although it has not expressed intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

ADMINISTRATION

The Plan is currently administered by the Pactiv Corporation Benefits Committee.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF ACCOUNTING

Financial statements of the Plan are prepared using the accrual basis of accounting.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's regular and catch-up contributions, if applicable, and the Company's matching contributions, if applicable, and an allocation of Plan earnings (losses). Allocations of earnings (losses) are based on account balances, as defined in the Plan. The benefit to which a participant is entitled is the balance in his account.

EXPENSES

Substantially all Plan administrative expenses are paid for by the Plan, including recordkeeping and trustee fees.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to use estimates and assumptions. Actual results could differ from such estimates.

INVESTMENT VALUATION

Shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares on the last business day of the Plan year. The fair value of common stock is determined using quoted market prices. Participant loans are stated at their outstanding balance, which approximates fair value.

3.  RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

4. INVESTMENTS

Investments that represented 5% or more of the fair value of the Plan's net assets were as follows:

                                                        2005             2004
                                                    -----------      -----------
Pactiv Corporation Common Stock                     $25,300,354      $31,105,596
Fidelity Growth Company Fund                         21,010,108       21,003,498
Fidelity Retirement Money Market Portfolio           11,104,865       13,335,665
Spartan U.S. Equity Index Fund                        6,119,388        6,544,688
Fidelity Asset Manager Fund                           5,146,428        5,550,103

5. INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated November 19, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and that the related trust is tax exempt.

6. PARTY-IN-INTEREST

The Plan invests in shares of Pactiv Corporation common stock. Pactiv Corporation is the Plan's sponsor and, therefore, such investments are party-in-interest transactions. Fidelity Management Trust Company is the trustee of the Plan and, therefore, Plan investments in various Fidelity-sponsored funds are considered party-in-interest transactions.

                Pactiv Hourly 401(k) Savings and Investment Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2005

   IDENTITY OF ISSUER              DESCRIPTION OF ASSET            NO. OF SHARES OR        CURRENT
                                                                          UNITS             VALUE
---------------------------------------------------------------------------------------------------
PIMCO                      PIMCO Total Return Fund                        275,467       $ 2,892,399

Morgan Stanley             Morgan Stanley Institutional Fund -
                              Small Company Growth Portfolio               54,965           676,620
Davis New York             Davis New York Venture Fund                     31,056         1,046,591
Allianz Global Investors   Allianz NFJ Small-Cap Value Fund                16,115           466,051
Pactiv Corporation         Common Stock*                                1,150,016        25,300,354
Tenneco Automotive         Common Stock                                    39,305           476,622
Fidelity Management        Fidelity Growth Company Fund*                  330,192        21,010,108
   Trust Company           Fidelity Asset Manager Fund*                   320,650         5,146,428
                           Fidelity Low-Priced Stock Fund*                 48,205         1,968,674
                           Fidelity Diversified International*            100,325         3,264,578
                           Fidelity Freedom Income*                         1,734            19,714
                           Fidelity Freedom 2000*                             131             1,594
                           Fidelity Freedom 2010*                           7,486           105,180
                           Fidelity Freedom 2020*                          14,601           214,783
                           Fidelity Freedom 2030*                           7,577           113,809
                           Fidelity Freedom 2040*                          14,156           124,999
                           Fidelity Freedom 2005*                           1,768            19,659
                           Fidelity Freedom 2015*                          24,143           278,854
                           Fidelity Freedom 2025*                          19,417           232,229
                           Fidelity Freedom 2035*                           9,509           116,291
                           Spartan Extended Market Index Fund*              6,886           239,223
                           Fidelity Retirement Money Market
                                Portfolio*                             11,104,865        11,104,865
                           Spartan U.S. Equity Index Fund*                138,573         6,119,388
                           Participant loans*                      Interest rates
                                                                     ranging from
                                                                        4% to 10%         5,984,517
                                                                                        -----------
                                                                                        $86,923,530
                                                                                        ===========

*Indicates party-in-interest to the Plan.

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Pactiv Corporation Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.

                                    PACTIV HOURLY 401(k)
                                    SAVINGS AND INVESTMENT PLAN

Date:  June 29, 2006                /s/ Henry M. Wells, III
                                    --------------------------------------------
                                                  Henry M. Wells, III
                                      Vice President and Chief Human Resources
                                      Officer and Member of Pactiv Corporation
                                                   Benefits Committee